FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month June, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	News Release

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed a press release issued by Moody’s Investors Service on June 17, 2022.

Moody’s Investors Service has upgraded the Bank’s Baseline Credit Assessment from ba1 to baa3, while reaffirming the Bank’s long-term foreign currency debt rating at Baa3 and stable outlook.

This is for your reference and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Rating Action: Moody's affirms ICICI and Axis' Baa3 deposit ratings; upgrades

BCA to baa3 from ba1

17 Jun 2022

Singapore, June 17, 2022 -- Moody's Investors Service ("Moody's") has today affirmed the Baa3 deposit ratings of ICICI Bank Limited (ICICI) and Axis Bank Ltd (Axis). At the same time Moody's has upgraded both the banks' baseline credit assessments (BCA) to baa3 from ba1 reflecting improvements in credit fundamentals, in particular asset quality. The upgrade of the BCAs does not result in any change in the deposit ratings because the deposit ratings are already at the same level as the India sovereign rating (Baa3 stable).

Axis Bank Limited, GIFT City Branch's preferred stock non-cumulative bond rating has been upgraded to Ba3(hyb) from B1(hyb), driven by the BCA upgrade.

The outlook on ratings for both banks, where applicable, remains stable. Strong solvency metrics limit downside risks, and given the ratings are already at the same level as the sovereign, upgrades are unlikely.

The full list of affected ratings is at the end of this press release.

RATINGS RATIONALE

The upgrade of the two banks' BCAs is driven by improvements in asset quality, capital, and profitability.

Their asset quality has seen a significant improvement, with both the gross and net non-performing loans (NPL) ratios declining. Credit costs have also reduced at the same time as provision coverage has increased. Lower credit costs have resulted in higher profitability.

ICICI and Axis' return on assets for the year ending March 2022 was 1.8% and 1.2% respectively, compared to an average of 0.8% and 0.4% respectively over the four years ending March 2020.

ICICI's profitability has also benefited from rising net interest margins as the share of the low margin international business has come down in the last four years.

ICICI and Axis have raised equity capital, resulting in significantly higher capital rations. The core equity tier 1 ratios of ICICI and Axis at end March 2022 were 17.6% and 15.2% respectively compared to 13.6% and 11.3% at end March 2019.

However, the proposed acquisition by Axis of Citigroup Inc.'s (Citi, A3 stable) India consumer assets will result in an approximately 230bps decline in capital at the bank. However, as Axis has good access to capital markets, we expect the bank to raise capital to maintain its current capital ratios. Axis is targeting March 2023 to close the acquisition.

Funding and liquidity remain credit strengths of the banks, with both being majority funded by retail deposits. Liquidity coverage ratios of both the banks are comfortably above the regulatory minimums.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE CONSIDERATIONS

Moody's considers the resilience of the banks' asset quality to the covid induced economic stress as an indicator of a more prudent financial strategy and strengthened risk management compared to the last decade when asset quality was weak. As a result, Moody's has revised the Governance Issuer Profile Scores of ICICI Bank and Axis Bank to G-2 (neutral-to-low) from G-3 (moderately negative) while maintaining the overall Credit Impact Score at CIS-2. Moody's also considers the improvements a governance factor under its environmental, social, and governance (ESG) framework, which is a key driver of today's rating action.

FACTORS THAT COULD LEAD TO AN UPGRADE OR DOWNGRADE OF THE RATINGS

FACTORS THAT COULD LEAD TO AN UPGRADE OF THE RATINGS

An upgrade of either banks' deposit ratings is unlikely because they are at the same level as India's Baa3 sovereign rating.

FACTORS THAT COULD LEAD TO A DOWNGRADE OF THE RATINGS

The banks' deposit ratings will be downgraded if their BCAs are downgraded by more than one notch.

The banks' BCA could be downgraded if there is a deterioration in asset quality to such an extent that it leads to a weakening of capital and profitability.

Axis' BCA could also be downgraded if the bank is unable to raise new capital to make up for the capital decline from the proposed acquisition of Citigroup Inc.'s India consumer assets.

The principal methodology used in these ratings was Banks Methodology published in July 2021 and available at https://ratings.moodys.com/api/rmc-documents/71997 .. Alternatively, please see the Rating Methodologies page on https://ratings.moodys.com for a copy of this methodology.

Axis Bank Ltd, headquartered in Mumbai, reported total assets of INR11.8 trillion as of 31 March 2022.

ICICI Bank Limited, headquartered in Mumbai, reported total assets of INR14.1 trillion as of 31 March 2022.

..Issuer: ICICI Bank Limited

.... Adjusted Baseline Credit Assessment, Upgraded to baa3 from ba1

.... Baseline Credit Assessment, Upgraded to baa3 from ba1

.... Junior Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba2 from (P)Ba3

.... Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba1 from (P)Ba2

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

.... Short-Term Bank Deposit Rating (Local and Foreign Currency), Affirmed P-3

.... Senior Unsecured Medium-Term Note Program (Foreign Currency), Affirmed (P)Baa3

....Long-Term Bank Deposit Rating (Local and Foreign Currency), Affirmed Baa3, Outlook remains stable

....Outlook, Remains Stable

..Issuer: ICICI Bank Limited, Dubai Branch

.... Junior Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba2 from (P)Ba3

.... Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba1 from (P)Ba2

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

.... Senior Unsecured Medium-Term Note Program (Foreign Currency), Affirmed (P)Baa3

....Senior Unsecured Regular Bond/Debenture (Foreign Currency), Affirmed Baa3, Outlook remains stable

....Outlook, Remains Stable

..Issuer: ICICI Bank Limited, Hong Kong Branch

.... Junior Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba2 from (P)Ba3

.... Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba1 from (P)Ba2

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

.... Senior Unsecured Medium-Term Note Program (Foreign Currency), Affirmed (P)Baa3

.....Long-Term Deposit Note/CD Program (Local Currency), Affirmed at (P)Baa3

.....Short-Term Deposit Note/CD Program (Local Currency), Affirmed at (P)P-3

....Outlook, Remains Stable

..Issuer: ICICI BANK LIMITED, NEW YORK BRANCH

....Junior Subordinate Medium-Term Note Program (Local Currency), Upgraded to (P)Ba2 from (P)Ba3

....Subordinate Medium-Term Note Program (Local Currency), Upgraded to (P)Ba1 from (P)Ba2

....Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

....Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

....Senior Unsecured Medium-Term Note Program (Local Currency), Affirmed (P)Baa3

....Senior Unsecured Regular Bond/Debenture (Local Currency) Affirmed Baa3, Outlook remains stable

....Outlook, Remains Stable

..Issuer: ICICI Bank Ltd, Singapore Branch

.... Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba1 from (P)Ba2

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

....Senior Unsecured Medium-Term Note Program (Foreign Currency), Affirmed (P)Baa3

....Outlook, Remains Stable

..Issuer: Axis Bank Ltd

.... Adjusted Baseline Credit Assessment, Upgraded to baa3 from ba1

.... Baseline Credit Assessment, Upgraded to baa3 from ba1

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

.... Short-Term Bank Deposit Rating (Local and Foreign Currency), Affirmed P-3

....Long-Term Bank Deposit Rating (Local and Foreign Currency), Affirmed Baa3, Outlook remains stable

....Outlook, Remains Stable

..Issuer: Axis Bank Limited, DIFC Branch

.... Pref. Stock Non-cumulative Medium-Term Note Program (Local and Foreign Currency), Upgraded to

(P)Ba3 from (P)B1

.... Junior Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba2 from (P)Ba3

.... Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba1 from (P)Ba2

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

.... Other Short Term Medium-Term Note Program (Foreign Currency), Affirmed (P)P-3

.... Senior Unsecured Medium-Term Note Program (Foreign Currency), Affirmed (P)Baa3

....Senior Unsecured Regular Bond/Debenture (Foreign Currency) , Affirmed Baa3, Outlook remains stable

....Outlook, Remains Stable

..Issuer: Axis Bank Limited, GIFT City Branch

.... Pref. Stock Non-cumulative Medium-Term Note Program (Local and Foreign Currency), Upgraded to

(P)Ba3 from (P)B1

.... Junior Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba2 from (P)Ba3

.... Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba1 from (P)Ba2

....Pref. Stock Non-cumulative Preferred Stock (Foreign Currency), Upgraded to Ba3 (hyb) from B1 (hyb)

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

.... Senior Unsecured Medium-Term Note Program (Foreign Currency), Affirmed (P)Baa3

..Issuer: Axis Bank Ltd, Singapore Branch

.... Pref. Stock Non-cumulative Medium-Term Note Program (Local and Foreign Currency), Upgraded to

(P)Ba3 from (P)B1

.... Junior Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba2 from (P)Ba3

.... Subordinate Medium-Term Note Program (Foreign Currency), Upgraded to (P)Ba1 from (P)Ba2

.... Short-Term Counterparty Risk Assessment, Affirmed P-3(cr)

.... Long-Term Counterparty Risk Assessment, Affirmed Baa3(cr)

.... Short-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed P-3

.... Long-Term Counterparty Risk Rating (Local and Foreign Currency), Affirmed Baa3

.... Senior Unsecured Medium-Term Note Program (Foreign Currency), Affirmed (P)Baa3

....Outlook, Remains Stable

REGULATORY DISCLOSURES

For further specification of Moody's key rating assumptions and sensitivity analysis, see the sections Methodology Assumptions and Sensitivity to Assumptions in the disclosure form. Moody's Rating Symbols and Definitions can be found on https://ratings.moodys.com/rating-definitions .

For ratings issued on a program, series, category/class of debt or security this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series, category/class of debt, security or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the issuer/deal page for the respective issuer on https://ratings.moodys.com .

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

The ratings have been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

These ratings are solicited. Please refer to Moody's Policy for Designating and Assigning Unsolicited Credit Ratings available on its website https://ratings.moodys.com.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Moody's general principles for assessing environmental, social and governance (ESG) risks in our credit analysis can be found at https://ratings.moodys.com/documents/PBC_1288235.

At least one ESG consideration was material to the credit rating action(s) announced and described above. The Global Scale Credit Rating on this Credit Rating Announcement was issued by one of Moody's affiliates outside the EU and is endorsed by Moody's Deutschland GmbH, An der Welle 5, Frankfurt am Main 60322, Germany, in accordance with Art.4 paragraph 3 of the Regulation (EC) No 1060/2009 on Credit Rating Agencies. Further information on the EU endorsement status and on the Moody's office that issued the credit rating is available on https://ratings.moodys.com.

The Global Scale Credit Rating on this Credit Rating Announcement was issued by one of Moody's affiliates outside the UK and is endorsed by Moody's Investors Service Limited, One Canada Square, Canary Wharf, London E14 5FA under the law applicable to credit rating agencies in the UK. Further information on the UK endorsement status and on the Moody's office that issued the credit rating is available on https://ratings.moodys.com.

Please see https://ratings.moodys.com for any updates on changes to the lead rating analyst and to the

Moody's legal entity that has issued the rating.

Please see the issuer/deal page on https://ratings.moodys.com for additional regulatory disclosures for each credit rating.

Srikanth Vadlamani

VP - Senior Credit Officer

Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd.

71 Robinson Road #05-01/02

Singapore, 068895

Singapore

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Client Service: 852 3551 3077

Graeme Knowd

MD - Banking

Financial Institutions Group

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

71 Robinson Road #05-01/02

Singapore, 068895

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 17, 2022
	By:	/s/ Vivek Ranjan
	Name:	Vivek Ranjan
	Title:	Chief Manger